Filed by NewHold Investment Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-39417

Subject Company: Evolv Technologies, Inc.

Evolv Technology Awarded U.S. Air Force Contract

Joins select group of companies conducting feasibility studies with the Department of Defense

WALTHAM, MA – JUNE 2, 2021 – Evolv Technology today announced the company has been awarded a contract with the United States Air Force to identify opportunities to bolster national safety interests through the deployment of Evolv’s advanced security screening systems.

Through the contract, Evolv will apply its leadership in using AI, machine learning, advanced sensors, on-demand analytics and related digital technologies for next-generation touchless weapons screening and threat detection. Working with program sponsors, the company will conduct feasibility studies on how the military and other federal government organizations can improve physical security while optimizing operations and reducing costs at military bases, air terminals, air shows, special events and other locations.

Evolv earned the award as part of the company’s participation in the highly competitive Small Business Innovation Research (“SBIR”) / Small Business Technology Transfer (“STTR”) programs, which are designed to encourage domestic businesses with 500 or fewer employees to engage in Federal Research/Research and Development (R/R&D) that has the potential to develop into products for military or commercial sectors. With the Department of Defense active in both programs, 11 federal agencies are engaged in the SBIR initiative, while five participate in the STTR program. Successful completion of the process entitles companies to sole source contracts, a key benefit to the companies and federal government alike.

AFWERX , a U.S. Air Force program fostering a culture of innovation within the service, facilitates the awarding process. Encompassing multiple programs, including the Air Force commercial investment group, AFVentures, the initiative is intended to circumvent bureaucracy and engage entrepreneurs in Air Force programs.

Evolv is transforming the physical security industry, as the industry’s only AI-enabled touchless screening system in the market. Built on the Evolv Cortex AI™ software platform, Evolv Express® delivers up to a 70% reduction in cost and is ten times faster than traditional metal detectors. The system allows people to pass through screening at the pace of life, without breaking stride. Doing so vastly improves security at the speed, scale and flexibility required in today’s post-pandemic world.

Evolv’s systems have been used to screen more than 50 million people, second only to the Department of Homeland Security’s Transportation Security Administration in screening people in the U.S. The world’s most iconic venues and companies place their trust in Evolv to protect their employees and visitors including Uber, Lincoln Center, L.L. Bean, Six Flags and hundreds of others.

“We’re honored to be collaborating with the U.S. Air Force in its mission to protect our nation,” said Evolv CEO Peter George. “The public sector is a substantial and expanding market, one that’s pursuing the most advanced human security solutions available. By combining our team’s expertise in risk mitigation with innovative threat detection and weapons screening technologies, Evolv’s systems far exceed what’s possible from analog technologies and legacy approaches. We look forward to bringing these benefits to even more federal government customers.”

In March 2021, Evolv entered into a definitive agreement for a business combination with NewHold Investment Corp. (NASDAQ: NHIC) in a transaction that would result in Evolv becoming a U.S. publicly listed entity. The transaction is expected to close shortly after the second quarter of 2021, subject to satisfaction of customary closing conditions. For more information visit nhicspac.com.

About Evolv Technology

Evolv Technology is the world’s leading provider of AI touchless security screening systems that enhance safety without sacrificing the visitor, student and employee experience. Built on top of its Evolv Cortex AI™ software platform, the company provides an array of AI touchless screening technologies for weapons detection, identity verification and health-related threats.

Led by a team of security industry leaders with a track record for delivering first-to-market products, Evolv’s investors include Florida Governor Jeb Bush’s firm, Finback Investment Partners, DCVC, General Catalyst Partners, Lux Capital, SineWave Ventures, Motorola Solutions and STANLEY Ventures. The company’s partners include Motorola Solutions, STANLEY Security and Johnson Controls. Evolv Express® has earned industry accolades such as the 2020 Edison Awards™, two Campus Safety 2020 BEST Awards, Campus Security & Life Safety magazine’s Secure Campus 2020 Awards and Best Places to Work by Inc. Magazine and Built in Boston.

In March 2021, Evolv entered into a definitive agreement for a business combination with NewHold Investment Corp. (NASDAQ: NHIC) in a transaction that would result in Evolv becoming a U.S. publicly listed entity. The transaction is expected to close shortly after the second quarter of 2021, subject to satisfaction of customary closing conditions. For more information visit nhicspac.com.

Evolv Technology, Evolv Express®, and Evolv Cortex AI™ are registered trademarks or trademarks of Evolv Technologies, Inc. in the United States and other jurisdictions.

For more information, visit https://evolvtechnology.com.

Media Contacts:
Jennifer Torode

tel:7812545836

jtorode@chenpr.com

Important Information for Investors and Stockholders

This document relates to a proposed transaction between NewHold and Evolv. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. NewHold has filed a registration statement on Form S-4 with the SEC, which includes a document that will serve as a prospectus and proxy statement of NewHold, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all NewHold stockholders. NewHold also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of NewHold are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by NewHold through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from NewHold upon written request to NewHold Investment Corp., c/o NewHold Enterprises, LLC, 52 Vanderbilt Avenue, Suite 2005, New York, New York 10017, Attn: Charlie Baynes-Reid, or by calling (212) 653-0153, or by email at info@newholdllc.com.

Participants in the Solicitation

NewHold and Evolv and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NewHold’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of NewHold and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between NewHold Investment Corp. (“NewHold”) and Evolv Technologies, Inc. (“Evolv”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NewHold’s securities, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of March 5, 2021 (the “Merger Agreement”), by and among NewHold, Evolv and NHIC Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of NewHold, by the stockholders of NewHold, the satisfaction of the minimum trust account amount following redemptions by NewHold’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Evolv Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Evolv and potential difficulties in Evolv employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Evolv or against NewHold related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of NewHold’s securities on a national securities exchange, (xi) the price of NewHold’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which NewHold plans to operate or Evolv operates, variations in operating performance across competitors, changes in laws and regulations affecting NewHold’s or Evolv’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in Evolv’s highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NewHold’s registration on Form S-1 (File No. 333-239822), the registration statement on Form S-4 discussed above and other documents filed by NewHold from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law NewHold and Evolv assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither NewHold nor Evolv gives any assurance that either NewHold or Evolv or the combined company will achieve its expectations.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond NewHold’s and Evolv’s control. While all projections are necessarily speculative, NewHold and Evolv believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that NewHold and Evolv, or their representatives, considered or consider the projections to be a reliable prediction of future events.